Mail Stop 4561

October 13, 2009

Terry G. Bowering, Director
Cyber Informatix, Inc.
10 Cedar Meadow Drive
Regina, Sask., Canada S4X 3J6

      Re: **Cyber Informatix, Inc.**
               Form 8-K Filed August 10, 2009
               File No. 000-53615

Dear Mr. Bowering:

      We have completed our review of your Form 8-K and have no further comments at this time on the specific issues raised.

               Sincerely,

               Craig Wilson
               Senior Assistant Chief Accountant